Exhibit 12.01

CITIGROUP INC.

CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

						Six Months Ended
	Years ended December 31,					June 30,
In millions of dollars, except for ratios	2012(2)(3)(6)	2011(3)(5)(6)(7)	2010(4)(5)(6)(7)	2009 (5)(6)(7)	2008 (5)(6)(7)	2013(1)(2)	2012(3)(6)
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$12,739	$15,542	$16,674	$17,711	$33,410	$5,186	$6,912
Interest factor in rent expense	490	503	493	522	734	235	243
Total fixed charges	$13,229	$16,045	$17,167	$18,233	$34,144	$5,421	$7,155

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$7,936	$14,624	$13,184	$(7,799)	$(52,355)	$11,816	$7,739
Fixed charges (excluding preferred stock dividends)	13,229	16,045	17,167	18,233	34,144	5,421	7,155
Total income	$21,165	$30,669	$30,351	$10,434	$(18,211)	$17,237	$14,894

Ratio of income to fixed charges excluding interest on deposits	1.60	1.91	1.77	NM	NM	3.18	2.08

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$20,535	$24,234	$25,096	$27,902	$53,133	$8,488	$10,921
Interest factor in rent expense	490	503	493	522	734	235	243
Total fixed charges	$21,025	$24,737	$25,589	$28,424	$53,867	$8,723	$11,164

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$7,936	$14,624	$13,184	$(7,799)	$(52,355)	$11,816	$7,739
Fixed charges (excluding preferred stock dividends)	21,025	24,737	25,589	28,424	53,867	8,723	11,164
Total income	$28,961	$39,361	$38,773	$20,625	$1,512	$20,539	$18,903

Ratio of income to fixed charges including interest on deposits	1.38	1.59	1.52	NM	NM	2.35	1.69

(1) On May 14, 2013, Citi announced a definitive agreement of the sale of Credicard, its Brazil non-Citibank branded cards business, as well as its consumer finance business (Brazil Credicard). This announced sale is reported as discontinued operations for the current and all historical periods. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations.

(2) During the third quarter of 2012, the Company executed definitive agreements to transition a carve-out of its liquid strategies business within Citi Capital Advisors (CCA). This transaction is reported as discontinued operations for the second half of 2012 and going forward. Prior periods have not been restated due to the immateriality of the impact in those periods. The calculation of the ratio of income to fixed charges excludes discontinued operations

(3) On March 1, 2011, Citigroup announced an agreement to sell its Egg credit card business to Barclays Bank PLC. Citigroup reports this business separately as discontinued operations in the Company’s Consolidated Statement of Income for the full year of 2011 and the full year of 2012. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(4) On September 17, 2010, Citigroup announced an agreement to sell its The Student Loan Corporation to Discover Financial Services (“Discover”) and SLM Corporation (“Sallie Mae”). Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income for the third and fourth quarters of 2010 only. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(5) On May 1, 2009, Citigroup announced an agreement to sell its Nikko Cordial Securities to Sumitomo Mitsui Banking Corporation (hereafter SMBC). Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(6) On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations.  Prior periods have been restated on a comparable basis.

(7) On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup’s CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income.  The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.